

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Lynn Kirkpatrick
Chief Executive Officer
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, California 92037

> **Re: Ensysce Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 27, 2022**
> **File No. 333-266338**

Dear Dr. Kirkpatrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregory J. Rubis, Esq.